Exhibit (a)(3)

DATASCOPE CORP.
14 Philips Parkway
Montvale, New Jersey 07645

September 30, 2008

To the Stockholders of Datascope Corp.:

We are pleased to inform you that on September 15, 2008, Datascope Corp. (“Datascope”) entered into a merger agreement with Getinge AB (“Getinge”) and its wholly-owned indirect subsidiary, DaVinci Merger Sub, Inc. (“DaVinci”). In accordance with the merger agreement, DaVinci today commenced a tender offer to acquire all of the outstanding shares of common stock of Datascope at a purchase price of $53.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes. The tender offer is subject to certain conditions, including the tender of a majority of the outstanding shares of Datascope common stock, on a fully diluted basis, the receipt of regulatory approvals and the absence of a material adverse change with respect to Datascope. Unless extended, the tender offer is scheduled to expire at midnight on October 28, 2008.

Following the successful completion of the tender offer, DaVinci will merge with and into Datascope, and each outstanding share of Datascope common stock will be converted into the right to receive $53.00 in cash per share, without interest.

The Datascope board of directors (“Datascope Board”) has determined that the merger agreement, the tender offer and the merger are advisable and in the best interest of Datascope stockholders, and recommends that Datascope’s stockholders ACCEPT the tender offer and tender their shares of Datascope common stock in the tender offer.

In reaching its decision to approve the merger agreement and resolving to recommend that holders of common stock of Datascope accept the tender offer, the Datascope Board consulted with senior management, its legal counsel and its financial advisor and considered a number of material factors, which are discussed in the enclosed solicitation/recommendation statement on Schedule 14D-9, which we filed with the Securities and Exchange Commission in response to the tender offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of the Datascope Board’s determination and recommendations with respect to the tender offer and the related transactions.

In addition to the Schedule 14D-9, enclosed for your consideration are Getinge’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Datascope common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

For the reasons I have described above, your Board and I believe that the tender offer and merger are in the best interests of shareholders and should be supported.

Very truly yours,

By:
Lawrence Saper
Chairman of the Board and
Chief Executive Officer